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                            May 5, 2023

       Michael Rathburn
       Vice President
       Everflow Eastern Partners, L.P.
       585 West Main Street
       Canfield, Ohio 44406

                                                        Re: Everflow Eastern
Partners, L.P.
                                                            Schedule TO-I filed
April 28, 2023
                                                            File No. 005-42364

       Dear Michael Rathburn:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the tender offer materials.

       Schedule TO-I filed April 28, 2023

       Identity and Background of Filing Person, page 2

   1. Please revise to include the information required by Item 1003(a) of Regulation M-A with respect to each person
specified in Instruction C to Schedule TO.
       Offer to Purchase for Cash
       Introduction, page 9

   2.                                                   We note your disclosure
on page 9 that    Canfield Energy Ltd., an entity in which certain
                                                        officers and directors
of EMC have ownership interests, intends to tender 1,447 Units pursuant to the Offer
 and that    [t]he Company has been advised that no other executive
                                                        officers or directors
of EMC intend to tender Units pursuant to the Offer    (emphasis
                                                        added). If Units are to
be purchased from any other affiliates of the Company, please revise to disclose. See
Item 1004(b) of Regulation M-A.
 Michael Rathburn
FirstName  LastNameMichael   Rathburn
Everflow Eastern Partners, L.P.
Comapany
May  5, 2023NameEverflow Eastern Partners, L.P.
May 5,
Page 2 2023 Page 2
FirstName LastName
Offer to Purchase - Risk Factors, page 9

3.       We note the following statement on page 10 of the Offer to Purchase:
"Management has
         previously explored the possible sale of the Company, but has not discussed the potential sale of the Company with any potential purchaser in the past several years." Please revise to clarify when the Company "previously" explored the possible sale, and how it did so, describing any steps taken to analyze or pursue the sale option. Your expanded disclosure should make clear why this disclosure appears under Risk Factors.
4. Refer to the following statement on page 11 of the Offer to Purchase under the subheading
         "Decrease in Cash and Equivalents to Fund the Offer": "If the Company needs to use a significant portion of its cash and equivalents for the Offer, it may be forced to reduce future discretionary cash distributions to Unitholders." Revise to clarify what would constitute "a significant portion" for these purposes.
Certain Conditions of the Offer, page 15

5. While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to assert such conditions and by implication terminate the
         Offer    regardless of the circumstances giving rise to any such
condition[s]    potentially
         renders the Offer illusory because the action or inaction of the Company or its affiliates could serve as justification for terminating the Offer. To avoid the Offer potentially constituting an illusory offer in contravention of Section 14(e) of the Exchange Act, please revise to remove the implication that the Offer conditions may be triggered by action or inaction of the Company or any of its affiliates.
6. We note the following disclosure: "The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the Expiration Date." This language suggests that if a condition is
            triggered    and the offeror fails to assert the condition, the
offeror will not lose the right to
         assert the condition at a later time. Please note that when a condition is triggered and the offeror decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the offeror may be required to extend the Offer and recirculate new disclosure to Unitholders. Please confirm the Company's understanding in your response letter. In addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the offeror should inform Unitholders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.
7. Refer to the disclosure in the first paragraph of this section. Revise to clarify that the
         Company may "postpone the purchase of, or payment for, Units tendered" only if it
 Michael Rathburn
Everflow Eastern Partners, L.P.
May 5, 2023
Page 3
         extends the Offer.
8. Refer to subparts (a) and (b) here. So that Unitholders can understand the scope of these
         Offer conditions, briefly explain, by footnote or otherwise, what would cause the partnership status of the Company to terminate under Section 708 of the Code or jeopardize its status as a partnership for federal income tax purposes.
9. Refer to subpart (e) on page 16. Revise to clarify what you mean by a "limitation on prices for" traded securities, or delete.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameMichael Rathburn                            Sincerely,
Comapany NameEverflow Eastern Partners, L.P.
                                                              Division of
Corporation Finance
May 5, 2023 Page 3                                            Office of Mergers
& Acquisitions
FirstName LastName